Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel                                                                                    Telephone (801) 363-7411

Branden T. Burningham, Esq.                                                                   Fax (801)355-7126

Bradley C. Burningham, Esq.                                                        email lwb@burninglaw.com

September 2, 2010

Securities and Exchange Commission

Via EDGAR

Re:

Bullion Monarch Mining, Inc. (New)

File No. 000-54045

CIK 0001497246

Response letter dated August 24, 2010

Dear Ladies and Gentlemen:

On behalf of Bullion Monarch Mining, Inc. (the “Company”), I have been authorized to withdraw the Company’s request respecting an accelerated effective date for its Form 10 Registration Statement that was contained in its August 24, 2010, correspondence to the SEC, and accordingly, I hereby withdraw the Company request for such acceleration, with the understanding that the Company’s Form 10 Registration Statement will become effective 60 days from its filing.

Very sincerely yours,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB/sg

cc.

Bullion Monarch Mining, Inc.

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